Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143662

SUPPLEMENT NO. 2 DATED DECEMBER 17, 2008

TO THE PROSPECTUS DATED OCTOBER 28, 2008

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated October 28, 2008. This Supplement No. 2 must be read in conjunction with our prospectus dated October 28, 2008, as supplemented by Supplement No. 1 dated November 18, 2008.

PROBABLE ACQUISITION

While we consider the below property acquisition to be probable of occurring, there is no assurance that we will be able to purchase the property noted below for the terms set forth herein or at all. Consistent with our risk management policies we expect that the below acquisition will be adequately insured to cover potential property or casualty losses upon acquisition.

North Austin Health Center

On December 8, 2008, we, through an indirect wholly-owned subsidiary, entered into a contribution agreement with an indirect wholly-owned subsidiary of ProLogis in connection with the intended acquisition of an office property located in the Austin, Texas market (the “North Austin Health Center”). On December 15, 2008, our deposit of $2.5 million which had been placed in escrow in connection with the intended acquisition of the North Austin Health Center became non-refundable subject to certain terms and conditions of the contribution agreement. The North Austin Health Center is expected to be acquired in December 2008 through a joint venture with ProLogis (the “TRT-ProLogis Joint Venture”). Pursuant to the terms of the contribution agreement, we are expected to contribute approximately 90% of the equity of the TRT-ProLogis Joint Venture and to be the general partner thereof, while ProLogis is expected to contribute approximately 10% of the equity of the TRT-ProLogis Joint Venture. We intend to use proceeds from our public and private offerings to make the 90% equity contribution to the TRT-ProLogis Joint Venture and we expect to have the right to acquire ProLogis’ interest in the TRT-ProLogis Joint Venture three years after the acquisition of the North Austin Health Center. The North Austin Health Center consists of approximately 156,000 net rentable square feet that will be 100% occupied. The North Austin Health Center is subject to a lease with a single tenant with an 11-year term. We expect the total estimated investment amount for the North Austin Health Center to be approximately $45.0 million, including an acquisition fee payable to our Advisor of approximately $399,000 and estimated other closing and due diligence costs of approximately $200,000.